                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 28, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

FOR IMMEDIATE RELEASE:


CONTACTS:
MERANT
GARY GREENFIELD                                    KEN SEXTON
CHIEF EXECUTIVE OFFICER                            CHIEF FINANCIAL OFFICER
+1 (301) 838 5223                                  +1 (301) 838 5210
Gary.Greenfield@merant.com                         Ken.Sexton@merant.com

LARRY DE'ATH                                       FINANCIAL DYNAMICS
VP, INVESTOR RELATIONS                             GILES SANDERSON
+1 (301) 838 5228                                  +44 (0) 20 7831 3113
Larry.Death@merant.com                             Merant@fd.com


                      MERANT REPORTS SECOND QUARTER RESULTS
     Growth of Egility accelerates, e-business accounts for 64% of revenues


WWW.MERANT.COM -- NOVEMBER 28, 2000 -- MERANT (London Stock Exchange (LSE): MRN; Nasdaq National Market (NNM): MRNT), a global leader in e-business software solutions, today reported its results for the second fiscal quarter ended October 31, 2000. A conference call has been scheduled for investors and analysts to review results today at 2:30 pm GMT (9:30 am US EST).

SECOND QUARTER SUMMARY (ENDED OCTOBER 31, 2000)

- Revenues were Pound Sterling 55.7 million under U.K. GAAP ($82.2 million under U.S. GAAP).

- Egility e-business software solutions grew 22% at constant currency exchange rates, and now make up 64% of business.

- Pre-tax earnings under U.K. GAAP were Pound Sterling 1.7 million (or net earnings of 0.8 pence per ordinary share) before amortization of goodwill and exceptional items.

- Under U.S. GAAP, pre-tax earnings were $2.2 million (or net earnings of $0.05 per American Depositary Share (ADS)) before goodwill amortization.

- During August of 2000, the Company bought back 10% of its outstanding shares for Pound Sterling 13.7 million ($20.3 million).

- Financial position remains strong: cash totaling Pound Sterling 62.4 million ($90.5 million), days sales outstanding (DSO) down to 81 days and net capitalized software decreased to Pound Sterling 2.9 million ($4.2 million) at the end of the second fiscal quarter.

-       Launch of First 'Development on Demand' ASP for Developers - MERANT
        ASaP.

COMMENTING ON THE RESULTS, GARY GREENFIELD, MERANT PRESIDENT AND CHIEF EXECUTIVE OFFICER, SAID:

"We are encouraged by our overall performance in the second quarter of the fiscal year, with Egility e-business revenues achieving double-digit growth for both the quarter and the half, and now represents 64% of the Company's business. Overall, revenues in North America and Asia-Pacific were particularly strong with solid e-business growth across all geographies. Our transition to a solutions-based, customer-centric sales model is continuing to build momentum and this quarter we have complemented our sales team with the addition of a number of senior sales executives.

We are excited about the launch and customer acceptance of MERANT ASaP, our new Application Service Provider (ASP) that gives developers immediate Internet access to powerful development tools for creating e-business applications. MERANT ASaP is a new way of delivering Egility solutions to our customers and represents a fundamental change in the way development will be delivered in the future, complementing our existing sales channel structure.

With the appropriate sales organization now in place with which to capitalize on our strong customer relationships, market reputation and e-business solutions we are confident as we approach the end of this period of transition. We are very optimistic about the outlook for the remainder of the fiscal year."


KEN SEXTON, CHIEF FINANCIAL OFFICER AT MERANT, ADDED:

"I am pleased to report the Company's return to operating profitability, with actions that we took to improve execution and reduce costs in low-growth areas contributing positively to our financial performance. Since the beginning of this fiscal year, we have reduced our employee base roughly 15%, which is expected to improve second half operating margins. We will continue to focus on cost management to further improve our margins during the second half of this fiscal year.

We have seen a progressive improvement in our accounts receivables, with days sales outstanding decreasing to 81 days, 15 days lower than a year ago, as we better manage our working capital. Our cash position remains strong, and we ended the half year with more than Pound Sterling62 million ($90 million) in cash, after using Pound Sterling14 million ($20 million) to buy back shares, and we have a strong financial platform on which to build."

OPERATIONAL HIGHLIGHTS
MERANT's second quarter business developments include:

        -       MERANT UNVEILS FIRST 'DEVELOPMENT ON DEMAND' ASP FOR DEVELOPERS
                - MERANT ASaP is the first ASP tailored to the complex change and configuration management needs of development teams of all sizes, offering companies a faster way of building applications, while minimizing the costs of buying, installing, configuring and managing complex software and hardware.

        - MERANT DRESSES UP BTKIDS.NET WEB SITE WITH B2B E-COMMERCE CAPABILITIES - Baby Togs, the largest infant clothing manufacturer and distributor worldwide, launched an innovative, state-of-the-art B2B Web site for its new upscale clothing product line, B.T. Kids, developed and implemented by MERANT.

        - APARTMENTGUIDE.COM REDESIGNED WITH MERANT EGILITY SOLUTIONS - through MERANT's Egility Enterprise Information Access solution, MERANT enabled ApartmentGuide.com to deliver real time data to the Web with bulletproof reliability and outstanding performance handling thousands of concurrent users.

        - IBM, MICROSOFT, SUN AND COMPAQ JOIN MERANT EGILITY ALLIANCE PROGRAM - MERANT's Egility Alliance program links MERANT with world-class vendors that provide complementary, best-in-breed e-business technologies and solutions.

        -       EGILITY ENTERPRISE INFORMATION ACCESS EMBEDDING AND LICENSING
                AGREEMENTS:

                        - IBM MQSERIES will have built-in data access and integration capabilities across industry-leading databases enabling comprehensive B2B integration with the inclusion of MERANT technology.

                        - WEBMETHODS, INC. has embedded MERANT's data access and integration technology into webMethods for Trading Networks.

                        - BLUESTONE SOFTWARE licenses and bundles data access and integration technology with Bluestone Java Transaction Service (JTS).

                        - SAS INSTITUTE will integrate MERANT's data access technology with SAS' data warehousing solutions to provide enhanced data access.


FINANCIAL COMMENTARY UNDER U.K. GAAP - FOR PERIOD ENDED OCTOBER 31, 2000 Under U.K. GAAP, revenues were Pound Sterling 55.7 million for the second fiscal quarter as compared to Pound Sterling 57.0 million for the period ended October 31, 1999. MERANT's Egility e-business revenues grew 22% at constant currency exchange rates and made up 64% of MERANT's total revenues for the quarter. Total revenues from Cobol solutions declined 21% at constant currency rates due to the expected decline in demand for Cobol and mainframe-related products. Changes in currency exchange rates increased reported U.K. GAAP revenues by Pound
Sterling 2.9 million compared to the same period last year, primarily because of strengthening of the U.S. dollar as compared to other major international currencies. Excluding the effect of goodwill amortization and exceptional items, pre-tax earnings were Pound Sterling 1.7 million, or 0.8 pence per ordinary share on a net basis, for the quarter ended October 31, 2000. The above pre-tax earnings are excluding goodwill charges of Pound Sterling 10.5 million and a Pound Sterling 2.7 million charge for exceptional items.

For the six months ended October 31, 2000, revenues were Pound Sterling 103.3 million compared to Pound Sterling 111.9 million for the six months ended October 31, 1999. MERANT's Egility e-business revenues for the first six months of the fiscal year grew 16% at constant currency rates and made up 63% of total MERANT revenues. Total revenues from Cobol solutions declined 21% at constant currency rates, due to lower demand for Cobol and mainframe solutions. Changes in currency exchange rates increased U.K. GAAP revenues by Pound Sterling 2.7 million, compared with the first half of last year. Pre-tax losses before amortization of goodwill and exceptional items were Pound Sterling 3.1 million for the six months ended October 31, 2000. For the first six months, the Company has recorded charges of Pound Sterling 21.0 million for goodwill amortization and Pound Sterling 3.3 million for exceptional items.

FINANCIAL COMMENTARY UNDER U.S. GAAP - FOR PERIOD ENDED OCTOBER 31, 2000
For the second fiscal quarter ended October 31, 2000, revenues were $82.2 million compared to $92.2 million for the three months ended October 31, 1999 under U.S. GAAP. MERANT's Egility e-business revenues grew 22% at constant currency exchange rates and made up 64% of MERANT's total revenues for the quarter. Total revenues from Cobol solutions declined 21% at constant currency rates due to the expected decline in demand for Cobol and mainframe-related products. Changes in currency exchange rates decreased reported U.S. GAAP revenues by $4.1 million compared to the same period last year, primarily because of the U.S. dollar strengthening as compared to other major international currencies. Operating earnings before goodwill charges were $0.1 million. Pre-tax earnings were $2.2 million before goodwill amortization charges. Net earnings per ADS excluding goodwill amortization were $0.05. The above pre-tax earnings are excluding a goodwill amortization charge of $3.1 million.

Revenues for the first half of this fiscal year were $155.3 million compared to $179.8 million for the six months ended October 31, 1999. MERANT's Egility e-business revenues for the first six months of the fiscal year grew 16% at constant currency rates and made up 63% of total MERANT revenues. Total revenues from Cobol solutions declined 21% at constant currency rates, due to lower demand for Cobol and mainframe solutions. Changes in currency exchange rates decreased U.S. GAAP revenues by $6.7 million, compared with the first half of last year. Pre-tax losses before goodwill amortization were $5.4 million. Pre-tax losses for the six months ended October 31, 2000 are excluding goodwill amortization charges of $6.3 million.

SUMMARY FINANCIAL RESULTS ARE AS FOLLOWS:

     ------------------------------------------------------------------------------------------------
     G.B. POUNDS, U.K. GAAP                                        Three months ended
     (in millions, except per ordinary share        -------------------------------------------------
     amounts)                                                 October 31,               October 31,
                                                                     2000                      1999
     ------------------------------------------------------------------------------------------------
     Revenues                                        Pound Sterling 55.7m      Pound Sterling 57.0m
     ------------------------------------------------------------------------------------------------
     EBITA                                           Pound Sterling  0.2m      Pound Sterling  7.7m
     ------------------------------------------------------------------------------------------------
     Pre-tax earnings (loss) - excluding             Pound Sterling  1.7m      Pound Sterling  5.4m
     goodwill amortisation and exceptional items
     ------------------------------------------------------------------------------------------------
     Net earnings (loss) per share - excluding
     goodwill amortisation and exceptional items                     0.8p                      2.5p
     ------------------------------------------------------------------------------------------------
     (Loss) after goodwill & taxation               (Pound Sterling 11.5m)     (Pound Sterling 6.1m)
     ------------------------------------------------------------------------------------------------
     (Loss) per ordinary share                                      (8.6p)                    (4.4p)
     ------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------
     G.B. POUNDS, U.K. GAAP                                            Six months ended
     (in millions, except per ordinary share        -------------------------------------------------
     amounts)                                                  October 31,               October 31,
                                                                      2000                      1999
     ------------------------------------------------------------------------------------------------
     Revenues                                        Pound Sterling 103.3m     Pound Sterling 111.9m
     ------------------------------------------------------------------------------------------------
     EBITA                                           (Pound Sterling  5.7m)    Pound Sterling   5.5m
     ------------------------------------------------------------------------------------------------
     Pre-tax earnings (loss) - excluding             (Pound Sterling  3.1m)    Pound Sterling   6.8m
     goodwill amortisation and exceptional items
     ------------------------------------------------------------------------------------------------
     Net earnings (loss) per share - excluding
     goodwill amortisation and exceptional items                     (1.5p)                     3.2p
     ------------------------------------------------------------------------------------------------
     (Loss) after goodwill & taxation                (Pound Sterling 27.4m)    (Pound Sterling 14.0m)
     ------------------------------------------------------------------------------------------------
     (Loss) per ordinary share                                      (19.5p)                   (10.0p)
     ------------------------------------------------------------------------------------------------

     -----------------------------------------------------------------------------------------------------------------------------
     U.S. DOLLARS, U.S. GAAP                                       Three months ended                     Six months ended
     (in millions, except per ADS amounts)           -----------------------------------------------------------------------------
                                                            October 31,       October 31,        October 31,       October 31,
                                                                   2000              1999               2000              1999
     -----------------------------------------------------------------------------------------------------------------------------
     Revenues                                                  $82.2m             $92.2m             $155.1m           $179.8m
     -----------------------------------------------------------------------------------------------------------------------------
     EBITA                                                      $0.1m              $7.7m             ($9.1m)             $9.0m
     -----------------------------------------------------------------------------------------------------------------------------
     Pre-tax earnings - excluding goodwill                      $2.2m              $8.4m             ($5.4m)            $10.7m
     -----------------------------------------------------------------------------------------------------------------------------
     Net earnings per ADS - excluding goodwill                  $0.05              $0.18             ($0.12)             $0.23
     -----------------------------------------------------------------------------------------------------------------------------
     Net (loss) income                                        ($1.0m)              $4.3m            ($11.7m)             $5.1m
     -----------------------------------------------------------------------------------------------------------------------------
     Net earnings (loss) per ADS - diluted                    ($0.04)              $0.14             ($0.40)             $0.17
     -----------------------------------------------------------------------------------------------------------------------------


NOTES:

- EBITA is earnings before interest, taxes, goodwill amortization and exceptional items.

- Net earnings (loss) excluding goodwill amortization is calculated based on an assumed tax rate of 35%. The actual tax rate for the fiscal year could differ depending on future operating results.

- Exceptional items are provisions for anticipated and incurred losses resulting from the revaluation of shares of MERANT purchased for the employee share plans under U.K. GAAP. There are no such charges under U.S. GAAP.

---------------------------------------------------------------------------------------------
 GEOGRAPHIC REVENUE BREAKDOWN                                           Fiscal 2001
                                                      ---------------------------------------
                                                               Second               First
                                                               Quarter              Half
---------------------------------------------------------------------------------------------
North America                                                     63%                 63%
---------------------------------------------------------------------------------------------
Europe                                                            30%                 31%
---------------------------------------------------------------------------------------------
Asia-Pacific                                                       7%                  6%
---------------------------------------------------------------------------------------------

CONFERENCE CALL UPDATE

A conference call has been scheduled today at 2:30 pm GMT (9:30 am EST) for investors and analysts to review the second quarter results. For those wishing to participate on the conference call, the telephone numbers are +1 (800) 249 6572 (US) and 0800 89 3905 (UK). For access to our web presentation, please refer to the following web site at http://merant.webex.com at least 10 minutes prior to the call.

ABOUT MERANT

MERANT is a leading global e-business software solutions company. Founded in 1976, MERANT has approximately $350 million in annual revenues, 2,000 employees and more than 500 technology partners. More than 5 million professionals use MERANT technology solutions at 35,000 customer sites, including the entire Fortune 100, the majority of the Global 500 and over 400 leading dotcoms. MERANT provides Egility solutions, which combine expertise, market-leading technology, best practices and an extensive network of partners, to help companies develop, integrate, transform and manage e-business applications. Building on MERANT Egility, MERANT also develops complete B2B and B2C Internet applications. For additional information, visit www.merant.com. Investor inquiries can be forwarded to

Investor.Relations@merant.com.

                                       # #

MERANT and Egility are trademarks of MERANT. All other trademarks contained in this announcement are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that include statements regarding the outlook for the remainder of the fiscal year, the progression of the transition in MERANT's sales model, expectations about trends in the delivery of e-business development applications, and the management of costs and improvement of margins during the second half of the fiscal year. When used in this document, the words "anticipate", believe", "estimate", "expect", "plan" and similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to provide e-business solutions and away from certain of its past primary markets, including the market for Cobol and mainframe-related products. MERANT's ability to recruit and retain key personnel, especially in the sales and business units, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise application development and e-business solutions, the potential need for enterprise application development solutions and e-business solutions to shift based on changes in technology and customer needs, the market acceptance of MERANT's e-business solutions and e-business solutions generally, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, and MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future. Further information on potential factors which could affect MERANT's financial results is included in MERANT's Annual Report on Form 20-F for the year ended April 30, 2000, and Quarterly Report on Form 6-K for the quarter ended July 31, 2000, each as submitted to the SEC and as may be updated and amended with future filings or submissions. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.

FINANCIAL STATEMENT INFORMATION

The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the U.K. Companies Act 1985. Prior year figures are based on the audited financial statements of the Company for the year ended April 30, 2000, which will be filed with the U.K. Registrar of Companies promptly after MERANT's annual general meeting on November 29, 2000. The auditors' reports on both the U.K. and the U.S. financial statements for the year ended April 30, 2000 were unqualified.

U.S. SECURITIES FILINGS

As a foreign private issuer in the United States, MERANT is not required to file quarterly reports with the SEC. However, starting in 1997 MERANT began furnishing to the SEC on a voluntary basis quarterly reports on Form 6-K which include MERANT's results for the applicable quarter in a format similar to that of a Form 10-Q. These materials are available on the SEC web site located at http://www.sec.gov. Copies of MERANT's Annual Report to Shareholders and Annual Report on Form 20-F, each for the year ended April 30, 2000, are available upon request to MERANT's offices in Rockville, Maryland or Newbury, United Kingdom.




                    (TABLES AND SUPPLEMENTAL ANALYSIS FOLLOW)

MERANT PLC
CONSOLIDATED STATEMENTS OF INCOME  -  IN U.S. FORMAT

 ..................................................................................................................................
(in thousands, except per share and ADS data)                            Three months ended                  Six months ended
                                                                OCTOBER 31,       October 31,      OCTOBER 31,          October 31,
(unaudited)
                                                                    2000             1999              2000                 1999
==================================================================================================================================
NET REVENUE
      License fees                                                  $39,885          $46,542           $70,496          $89,068
      Maintenance subscriptions                                      28,054           26,639            56,008           52,019
      Training and consulting                                        14,303           18,986            28,554           38,675
 ..................................................................................................................................
TOTAL NET REVENUE                                                    82,242           92,167           155,058          179,762
----------------------------------------------------------------------------------------------------------------------------------
COST OF REVENUE
      Cost of license fees                                            1,456            2,273             3,831            4,828
      Cost of maintenance subscriptions                               5,490            6,010            10,880           11,704
      Cost of training and consulting                                14,776           14,731            29,871           29,647
 ..................................................................................................................................
TOTAL COST OF REVENUE                                                21,722           23,014            44,582           46,179
----------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                         60,520           69,153           110,476          133,583
==================================================================================================================================
OPERATING EXPENSES
      Research and development                                       15,058           15,417            29,828           29,909
      Sales and marketing                                            38,889           39,268            77,001           80,098
      General and administrative                                      6,496            6,807            12,745           14,619
      Goodwill amortization                                           3,134            1,746             6,255            2,724
 ..................................................................................................................................
TOTAL OPERATING EXPENSES                                             63,577           63,238           125,829          127,350
==================================================================================================================================
(LOSS) INCOME FROM OPERATIONS                                       (3,057)            5,915          (15,353)            6,233
Interest income, net                                                  2,074              778             3,657            1,791
 ..................................................................................................................................
(LOSS) INCOME BEFORE INCOME TAXES                                     (983)            6,693          (11,696)            8,024
Income taxes                                                              -          (2,410)                 -          (2,889)
 ..................................................................................................................................
NET (LOSS) INCOME                                                    ($983)           $4,283         ($11,696)           $5,135
==================================================================================================================================

NET (LOSS) INCOME PER SHARE: BASIC                                  ($0.01)            $0.03           ($0.08)            $0.04
Net (loss) income per ADS: basic                                    ($0.04)            $0.15           ($0.40)            $0.18

Shares used in computing basic net (loss) income per share          139,744          144,220           144,550          144,006
ADSs used in computing basic net (loss) income per ADS               27,949           28,844            28,910           28,801

NET (LOSS) INCOME PER SHARE: DILUTED                                ($0.01)            $0.03           ($0.08)            $0.03
Net (loss) income per ADS: diluted                                  ($0.04)            $0.14           ($0.40)            $0.17

Shares used in computing diluted net (loss) income per share        139,744          150,554           144,550          149,580
ADSs used in computing diluted net (loss) income per ADS             27,949           30,111            28,910           29,916
----------------------------------------------------------------------------------------------------------------------------------

NOTE: Each American depositary share, or ADS, represents five ordinary shares.

MERANT PLC
CONSOLIDATED BALANCE SHEET - IN U.S. FORMAT

 ..................................................................................................
(in thousands)                                                        OCTOBER 31,       April 30,
                                                                         2000              2000
                                                                     (UNAUDITED)
==================================================================================================
ASSETS
CURRENT ASSETS:
      Cash and cash equivalents                                          $73,030         $106,140
      Short-term investments                                              17,445           19,538
      Accounts receivable, net                                            73,994           92,840
      Prepaid expenses and other assets                                   10,474           10,127
 ..................................................................................................
TOTAL CURRENT ASSETS                                                     174,943          228,645
 ..................................................................................................
FIXED ASSETS:
      Property, plant and equipment, net                                  43,441           47,518
      Goodwill, net                                                       38,614           44,297
      Software product assets, net                                         4,223            5,569
      Other assets                                                         3,354            2,987
 ..................................................................................................
TOTAL ASSETS                                                            $264,575         $329,016
==================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
      Borrowings                                                          $2,556           $2,785
      Accounts payable                                                     6,864           12,208
      Accrued employee compensation and commissions                       16,465           20,088
      Income taxes payable                                                 7,734            7,601
      Deferred revenue                                                    62,793           69,830
      Other current liabilities                                           28,002           41,945
 ..................................................................................................
TOTAL CURRENT LIABILITIES                                                124,414          154,457
DEFERRED INCOME TAXES                                                     14,513           13,157
 ..................................................................................................
TOTAL LIABILITIES                                                        138,927          167,614
--------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:

      Ordinary shares                                                      4,448            4,876
      Additional paid-in capital and other reserves                      152,844          172,892
      Treasury stock                                                    (14,298)         (11,742)
      Retained (deficit) earnings                                        (5,254)            6,442
      Accumulated other comprehensive loss                              (12,092)         (11,066)
 ..................................................................................................
TOTAL SHAREHOLDERS' EQUITY                                               125,648          161,402
==================================================================================================
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                              $264,575         $329,016
==================================================================================================

MERANT PLC
CONSOLIDATED STATEMENTS OF CASH FLOW  -  IN U.S. FORMAT


 ....................................................................................................................................
(in thousands)                                                                 Three months ended              Six months ended
                                                                          OCTOBER 31,       October 31,  OCTOBER 31,   October 31,
(unaudited)                                                                  2000              1999         2000          1999
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net (loss) income                                                             ($983)           $4,283    ($11,696)       $5,135
ADJUSTMENTS TO RECONCILE NET (LOSS) INCOME TO CASH
PROVIDED BY OPERATIONS:
      Depreciation of fixed assets                                             3,316            1,749        6,786        5,000
      Amortisation of software product assets and other intangibles            3,688            5,315        7,305        8,796
      Changes in operating assets and liabilities                            (9,745)          (2,999)     (12,157)      (7,329)
      Other items                                                                 41            1,731           41        3,129
 ................................................................................................................................
NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES                             (3,683)           10,079      (9,721)       14,731
--------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
      Purchases of property, plant & equipment                               (2,424)          (4,333)      (5,089)      (7,636)
      Software product assets and other intangibles                                -          (2,527)         (98)      (4,044)
      Acquisition of subsidiaries                                                  -         (14,978)            -     (14,978)
      Available-for-sale securities                                            (283)          (3,954)        2,093        9,855
      Other items                                                                  -              426            -          426
 ................................................................................................................................
NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES                             (2,707)         (25,366)      (3,094)     (16,377)
--------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
      Issuance of ordinary shares, net of expenses                                17            1,034        3,042        2,173
      Own shares                                                            (24,911)              159     (25,758)          159
      Repayment of borrowings                                                      -          (2,840)            -      (1,196)
 ................................................................................................................................
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                            (24,894)          (1,647)     (22,716)        1,136
--------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                        2,758              455        2,421          596
 ................................................................................................................................
(DECREASE) INCREASE IN CASH                                                 (28,526)         (16,479)     (33,110)           86
Cash at beginning of period                                                  101,556          103,145      106,140       86,580
 ................................................................................................................................
CASH AT END OF PERIOD                                                        $73,030          $86,666      $73,030      $86,666
--------------------------------------------------------------------------------------------------------------------------------

MERANT PLC
CONSOLIDATED PROFIT & LOSS ACCOUNT  -  IN U.K. FORMAT

 ...................................................................................................................................
(unaudited)                                                              Three months ended               Six months ended
                                                                  OCTOBER 31,        October 31,      OCTOBER 31,      October 31,
                                                                     2000              1999             2000             1999
                                                                    POUND              Pound            POUND            Pound
                                                                STERLING'000         Sterling'000     STERLING'000     Sterling'000
-----------------------------------------------------------------------------------------------------------------------------------
REVENUE
      Product revenue                                                 27,079            28,687            47,114          55,436
      Maintenance revenue                                             18,964            16,590            37,212          32,405
      Service revenue                                                  9,683            11,753            18,983          24,084
 ...................................................................................................................................
TOTAL REVENUE                                                         55,726            57,030           103,309         111,925
-----------------------------------------------------------------------------------------------------------------------------------
COST OF REVENUE
      Cost of product revenue                                            988             1,415             2,541           3,012
      Cost of maintenance revenue                                      3,709             3,725             7,223           7,293
      Cost of service revenue                                          9,980             9,180            19,822          18,455
 ...................................................................................................................................
TOTAL COST OF REVENUE                                                 14,677            14,320            29,586          28,760
---------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                          41,049            42,710            73,723          83,165
---------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
      Research and development                                        10,184             9,504            19,814          18,573
      Sales and marketing                                             26,309            24,422            51,160          49,886
      General and administrative                                       4,346             4,069             8,422           9,205
      Amortisation of goodwill                                        10,516             9,660            21,026          18,414
 ...................................................................................................................................
TOTAL OPERATING EXPENSES                                              51,355            47,655           100,422          96,078
---------------------------------------------------------------------------------------------------------------------------------
OPERATING (LOSS)                                                    (10,306)           (4,945)          (26,699)        (12,913)
Exceptional items: loss provision for
      disposal of fixed assets                                       (2,700)                 -           (3,254)               -
 ...................................................................................................................................
(LOSS) BEFORE INTEREST INCOME                                       (13,006)           (4,945)          (29,953)        (12,913)
Interest income, net                                                   1,461               682             2,543           1,320
 ...................................................................................................................................
(LOSS) BEFORE TAXATION                                              (11,545)           (4,263)          (27,410)        (11,593)
Taxation                                                                   -           (1,864)                 -         (2,456)
 ...................................................................................................................................
(LOSS) FOR THE PERIOD AFTER TAXATION                                (11,545)           (6,127)          (27,410)        (14,049)
---------------------------------------------------------------------------------------------------------------------------------

(Loss) per ordinary share: basic                                      (8.6p)            (4.4p)           (19.5p)         (10.0p)
(Loss) per ordinary share: diluted                                    (8.6p)            (4.4p)           (19.5p)         (10.0p)
---------------------------------------------------------------------------------------------------------------------------------

Ordinary shares - basic                                              134,174           140,522           140,211         140,254
Ordinary shares - diluted                                            134,174           140,522           140,211         140,254
---------------------------------------------------------------------------------------------------------------------------------

NOTE: Exceptional items are provisions for anticipated and incurred losses from the revaluation of shares of MERANT purchased for the employee share plans.

MERANT PLC
CONSOLIDATED BALANCE SHEET - U.K. FORMAT


-----------------------------------------------------------------------------------------------------------------------------
                                                                                                OCTOBER 31,      April 30,
                                                                                                    2000           2000
                                                                                                (UNAUDITED)
                                                                                                   POUND           Pound
                                                                                                STERLING'000    Sterling'000
=============================================================================================================================
FIXED ASSETS
      Intangible fixed assets                                                                        96,989          120,205
      Tangible fixed assets                                                                          29,960           30,075
      Investment                                                                                      6,429            7,431
 .............................................................................................................................
TOTAL FIXED ASSETS                                                                                  133,378          157,711
=============================================================================================================================
CURRENT ASSETS:
      Stock                                                                                           1,460            1,444
      Trade debtors                                                                                  51,074           58,760
      Other debtors and prepaid expenses                                                              8,076            7,101
      Cash and bank deposits                                                                         62,397           79,543
 .............................................................................................................................
TOTAL CURRENT ASSETS                                                                                123,007          146,848
 .............................................................................................................................
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
      Bank loans and overdrafts                                                                       1,763            1,763
      Trade creditors                                                                                 4,734            7,726
      Accrued employee compensation                                                                  11,355           12,714
      Current corporation tax                                                                         5,415            4,801
      Accrued expenses and other current liabilities                                                 21,908           15,429
      Deferred revenue                                                                               37,159           44,196
 .............................................................................................................................
TOTAL CURRENT LIABILITIES                                                                            82,334           86,629
-----------------------------------------------------------------------------------------------------------------------------
NET CURRENT ASSETS                                                                                   40,673           60,219
=============================================================================================================================
TOTAL ASSETS LESS CURRENT LIABILITIES                                                               174,051          217,930
Provision for liabilities and charges                                                                19,198           19,446
 .............................................................................................................................
NET ASSETS                                                                                          154,853          198,484
=============================================================================================================================
CAPITAL AND RESERVES
      Called up share capital                                                                         2,699            2,988
      Share premium account and other reserves                                                      193,644          200,421
      Capital redemption reserve                                                                      6,916                -
      Profit and loss account                                                                      (48,406)          (4,925)
 .............................................................................................................................
TOTAL SHAREHOLDERS' EQUITY                                                                          154,853          198,484
=============================================================================================================================

MERANT PLC
CONSOLIDATED CASH FLOW STATEMENT - U.K. FORMAT

 ...................................................................................................................
(unaudited)                                                                              Three months ended
                                                                                  OCTOBER 31,       October 31,
                                                                                     2000              1999
                                                                                     POUND              Pound
                                                                                  STERLING'000      Sterling'000
===================================================================================================================
OPERATING (LOSS)                                                                     (10,306)          (4,945)
      Depreciation of fixed assets                                                      2,241            1,557

      Amortisation of software product assets and other intangibles                    11,296           11,110
      Changes in operating assets and liabilities                                         292            3,009
      Restructuring charges                                                           (1,075)                -

      Other                                                                                28                -
 ...................................................................................................................
NET CASH INFLOW FROM OPERATING ACTIVITIES                                               2,476           10,731
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                                         1,461              682
TAXATION                                                                                    -          (5,962)
Capital expenditure and financial investment                                          (6,139)          (4,329)
Acquisitions and disposals                                                                  -          (9,303)
 ...................................................................................................................
CASH (OUTFLOW) BEFORE FINANCING                                                       (2,202)          (8,181)
Financing                                                                            (13,860)          (1,023)
 ...................................................................................................................
(DECREASE) IN CASH                                                                   (16,062)          (9,204)
-------------------------------------------------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET FUNDS
===================================================================================================================
(Decrease) in cash                                                                   (16,062)          (9,204)
Cash inflow from increase in loans                                                          -            1,764
 ...................................................................................................................
CHANGE IN CASH RESULTING FROM CASH FLOWS                                             (16,062)          (7,440)
Currency translation difference                                                         (686)              173
 ...................................................................................................................
MOVEMENT IN CASH DURING THE PERIOD                                                   (16,748)          (7,267)
Net funds at beginning of period                                                       77,382           74,398
 ...................................................................................................................
NET FUNDS AT END OF PERIOD                                                             60,634           67,131
 ...................................................................................................................

 .............................................................................................................
(unaudited)                                                                             Six months ended
                                                                                   OCTOBER 31,    October 31,
                                                                                     2000           1999
                                                                                    POUND          Pound
                                                                                 STERLING'000    Sterling'000
=============================================================================================================
OPERATING (LOSS)                                                                   (26,699)         (12,913)
      Depreciation of fixed assets                                                    4,509            3,115

      Amortisation of software product assets and other intangibles                  22,378           21,316
      Changes in operating assets and liabilities                                     3,916              818
      Restructuring charges                                                         (1,712)                -

      Other                                                                              28                -
 .............................................................................................................
NET CASH INFLOW FROM OPERATING ACTIVITIES                                             2,420           12,336
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                                       2,543            1,320
TAXATION                                                                               (48)          (5,962)
Capital expenditure and financial investment                                        (9,799)          (5,483)
Acquisitions and disposals                                                                           (9,303)
 .............................................................................................................
CASH (OUTFLOW) BEFORE FINANCING                                                     (4,884)          (7,092)
Financing                                                                          (11,858)              579
 .............................................................................................................
(DECREASE) IN CASH                                                                 (16,742)          (6,513)
-------------------------------------------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET FUNDS
=============================================================================================================
(Decrease) in cash                                                                 (16,742)          (6,513)
Cash inflow from increase in loans                                                        -              752
 .............................................................................................................
CHANGE IN CASH RESULTING FROM CASH FLOWS                                           (16,742)          (5,761)
Currency translation difference                                                       (404)            (797)
 .............................................................................................................
MOVEMENT IN CASH DURING THE PERIOD                                                 (17,146)          (6,558)
Net funds at beginning of period                                                     77,780           73,689
 .............................................................................................................
NET FUNDS AT END OF PERIOD                                                           60,634           67,131
 .............................................................................................................

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  November 28, 2000               By: /s/ Leo Millstein
                                       --------------------------------------
                                       Leo Millstein
                                       Vice President,General Counsel and
                                       Secretary